May 18, 2010
Ms. Cicely LaMothe
Branch Chief
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3010
Washington, D.C. 20549

Re:	Camden Property Trust Form 10-K for the year ended December 31, 2009 Filed on February 25, 2010 File No. 001-12110
Dear Ms. LaMothe:
     The following is the response of Camden Property Trust to the comments contained in the Staff’s comment letter dated May 5, 2010 concerning the above-referenced reports.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
1.	In future filings, please also disclose the average effective annual rental per unit for your property portfolio for the last two fiscal years.

We respectfully point out we disclose the weighted average monthly total property revenue per apartment home for the last five fiscal years on page 18 with Item 6 of our Form 10-K for the year ended December 31, 2009. In Item 2, we list operating properties in which we own interests and operated as of the end of the most recent fiscal year vs. the last two fiscal years, as we believe the most recent fiscal year is the most relevant to inform investors as to the suitability, adequacy, productive capacity, and utilization of our properties as described in Item 102 of Regulation S-K. In future annual filings we will also include the average annual rental rate information by property within Item 2.

2.	We note that your senior unsecured debt rating by Standard and Poor’s has been downgraded since 2008. Please tell us why management did not consider this a material trend or uncertainty that should be discussed in the MD&A section. In addition, we note your risk factor, “Failure to maintain our current credit ratings...” on page 9, which discusses the risk presented by failing to maintain your current credit ratings. Please tell us what consideration was given to specifically discussing in this risk factor that one of your ratings had, in fact, been downgraded.

Standard and Poor’s (“S&P”) lowered the rating on our senior unsecured debt from BBB+ Negative Outlook to BBB Stable Outlook in February 2009 and reaffirmed the rating of BBB Stable Outlook in October 2009. We discussed the importance of

Securities and Exchange Commission
May 18, 2010

maintaining our credit rating and the effect decreases in credit ratings could have on our costs of funds and our ability to access capital markets in the Liquidity and Capital Resources Section of the MD&A section on page 31. Given the economic and financial climate in February 2009, the October 2009 reaffirmation of our current credit rating which remained an investment-grade classification and is publicly-available information, and the fact the downgrade did not affect the cost of borrowings under our unsecured line of credit, we did not consider the earlier downgrade a material trend or uncertainty.

3.	Refer to the material contracts filed as exhibits 10.16, 10.17, 10.40, 10.54 and 10.55. We note that the contracts, as filed, omit schedules and exhibits to the contracts. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete contracts with your next quarterly report or tell us why you believe the contracts are no longer material to investors.

We will refile the contracts with the omitted schedules and exhibits as requested with our next quarterly report.

4.	We note you separately present property revenues and expenses. However, some of your other expenses such as property management and depreciation and amortization appear to relate to your properties yet were not included in the property subtotals. Please distinguish what criteria you utilized to differentiate property and other expenses. In addition, it appears you have aggregated line items of an operating nature (i.e. fee and asset management) with line items of a non-operating nature (i.e. interest and other income). Please explain how your income statement presentation complies with Rule 5-03 of Regulation S-X.

We believe we have disclosed all income statement captions, to the extent applicable and material to us, that are prescribed in Rule 5-03 of Regulation S-X. We have not historically differentiated “operating” income and expenses from “non-operating” income and expenses, and we do not disclose an “Income from Operations” caption. Rather, our philosophy has been to group similar items within our statements of operations as follows:
•	Revenues that relate to the rental of our multifamily communities are grouped together as property revenues.

•	Property expenses represent those expenses directly related to the operating costs of our multifamily communities, such as employee compensation, utilities, repairs and maintenance, property insurance, and property taxes.

•	Non-property income represents revenue not directly related to the rental of our multifamily communities.

Securities and Exchange Commission
May 18, 2010

•	Other expenses are not direct operating costs of our multifamily communities and include corporate accounting, regional supervision, and depreciation expenses, as well as enterprise-wide interest expenses and corporate general and administrative expenses, and other expenses.

•	Other items of income, expense, gain or loss that are transactional in nature or relate to discrete events, such as gains on sales of property, gains or losses on retirement of debt, or impairment charges are disclosed individually within our statements of operations, to the extent they are material.
We have not historically presented a measure of income (such as gross margin, gross profit, operating income or other similar measure) with respect to our operations. Any measures of income are clearly and descriptively captioned (such as “income from continuing operations before income taxes”) within our statements, and we believe our presentation provides users of our financial statements with appropriate information that complies with Rule 5-03 of Regulation S-X.

5.	Reference is made to your presentation of impairment associated with land development activities as a separate line item below other expenses. Please clarify your basis in GAAP for presenting below other operating expenses.

Please see our rationale for the presentation within our statement of operations in our response to comment 4 above. We present impairments associated with land development activities as a component of income (loss) from continuing operations before income taxes in accordance with ASC 360-10-45. Our presentation is not intended to imply the impairment charges are non-operating in nature, and we respectfully note we have no subtotals above our impairment charges titled “operating income” or other similar captions.

6.	We note you have included distributions per share on the face of your Consolidated Statements of Income and Comprehensive Income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Our basis for presenting distributions per share on the face of the statement of operations comes from the guidance of SEC FRP 202.04 which states “ . . . per share data other than that relating to net income . . . and dividends should be avoided in reporting financial results.” We inferred from this guidance presenting distributions per share is not inappropriate. However, we note the ASC reference you cited, and will remove the distributions per share presentation from the Consolidated Statements of Income and Comprehensive Income in future annual filings.

Securities and Exchange Commission
May 18, 2010

7.	Please disclose within your financial statements the amount that would be paid or the number of shares that would be issued and its fair value if the settlement of the Common Units of your Operating Partnerships, which are convertible into your common stock on a one-for-one basis or cash at your option, were to occur at the reporting date.

Upon a tender of units by a holder of common partnership units for exchange we have the right, in our sole and absolute discretion, to determine whether to exchange such units for shares or cash. Accordingly, these partnership units are classified as equity within our consolidated financial statements, and therefore we do not believe the fair value disclosures of ASC 480 are applicable. ASC 810-10-45-23 states “Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners). Therefore, no gain or loss shall be recognized in consolidated net income or comprehensive income. The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the parent.” Given this guidance, and our sole discretion to determine whether to redeem operating units of our subsidiaries for our common shares or cash, we believe disclosure of the fair value of the shares that would be issued upon redemption is not significant or material information to users of our financial statements.
DEFINITIVE PROXY STATEMENT FILED MARCH 22, 2010
8.	We note that the company establishes corporate goals and targets that are utilized by the compensation committee to determine annual bonuses. We further note your letter dated December 17, 2007 in which you agreed to disclose your targets in future filings, as applicable. In this proxy statement, however, you have not disclosed your targeted same property NOI growth, rather, you disclose that it was achieved. In future filings, please disclose all specific performance targets used to determine incentive amounts or provide us with supplemental analysis as to why it is appropriate to omit this target pursuant to Instruction 4 to Item 402(b) of Regulations S-K.

We will disclose all specific performance targets used to determine incentive amounts in future filings.

9.	We note that the compensation committee also takes into account the individual performances of your named executive officers in making compensation determinations. You have not, however, provided specific disclosure with respect to how those individual performances were measured and its affect on the compensation decision. For

Securities and Exchange Commission
May 18, 2010

example, with respect to Mr. Steward, you state that the goals and weightings were tied 75% to the company’s performance and 25% to his individual performance. It also appears that weightings were assigned to certain aspects of his individual performance, such as creation of new business, achievement of departmental budgets and effectiveness in communicating corporate culture to employees. Please further explain how the compensation committee’s analysis of his achievement of those individual performance factors led to the weightings assigned. Provide us with sample disclosure and confirm that you will include similar disclosure in future filings.

We will provide disclosure similar to the following in future filings:

For Mr. Stewart, the goals and weightings were based 75% on the Company’s performance and 25% on his individual performance and the performance of his area of responsibility. The following individual goals, with the weightings set forth below, were established for Mr. Stewart for 2009 and utilized by the Compensation Committee, in conjunction with the achievement of the corporate goals discussed above, to determine his 2009 annual bonus and long term compensation payments:
1.	The achievement of budgeted same property NOI decline of 6% (40% weighting). For 2009, the Company achieved same property NOI above its budgeted amount, resulting in this goal being 100% achieved.

2.	The achievement of same property revenue growth above the market-wide average (20% weighting). For 2009, the Company outperformed in terms of its same property revenue growth in 57% of its markets as compared to its peer group, resulting in this goal being 57% achieved.

3.	Completion of developments in accordance with the time, budgets and pro forma yields (20% weighting). In 2009, the Company stabilized six development communities, two of which were completed in accordance with pro forma yields, resulting in this goal being 33% achieved.

4.	Creation of new business, transaction and acquisition opportunities (10% weighting). In 2009, Mr. Stewart achieved 50% of the targeted new business, transaction and acquisition goals.

5.	Achievement of departmental budgets (5% weighting). In 2009, Mr. Stewart achieved 100% of his departmental budgets.

6.	Effectiveness in communicating corporate culture to employees (5% weighting). Based on Mr. Stewart’s contributions in this area in 2009, this goal was 90% achieved.

Securities and Exchange Commission
May 18, 2010

     We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please do not hesitate to contact the undersigned at (713) 354-2500.

Very truly yours,
/s/ Michael P. Gallagher

Michael P. Gallagher Vice President – Chief Accounting Officer